03037380

HBOS plc

The Mound
Edinburgh
EH1 1YZ

Bank of Scotland

Direct Line 0131 243 5586
Fax No 0131 243 5516

3 November 2003

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Halifax

Your Ref: 82/3240 and 82/5003



Exemption

Dear Sirs,



**HBOS plc filings pursuant to Rule 12g3-2(b)**

I enclose documents either sent to shareholders or made available to the public during the period 1st October to 31st October 2003.

**Announcements made to the London Stock Exchange:-**

| | |
|---|---|
| 01.10.03 | Rule 8 Disclosure - W M Morrison |
| 01.10.03 | Rule 8 Disclosure - Safeway plc |
| 02.10.03 | Rule 8 Disclosure - Debenhams |
| 02.10.03 | Rule 8 Disclosure - Safeway plc |
| 02.10.03 | Director Shareholding - A H Hornby |
| 03.10.03 | Halifax House Price Index - September 2003 |
| 03.10.03 | Directorate Change |
| 03.10.03 | Rule 8 Disclosure - WM Morrison |
| 03.10.03 | Rule 8 Disclosure - WM Morrison |
| 03.10.03 | Rule 8 Disclosure - Safeway plc |
| 03.10.03 | Rule 8 Disclosure - Aberdeen Asset Management |
| 03.10.03 | Director Shareholding - Halifax Nominees Ltd |
| 06.10.03 | Rule 8 Disclosure - WM Morrison |
| 06.10.03 | Rule 8 Disclosure - Safeway |
| 06.10.03 | Rule 8 Disclosure - Aberdeen Asset Management |
| 06.10.03 | Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme |
| 07.10.03 | HBOS notification of major interest in Vernalis plc |
| 07.10.03 | Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme |
| 07.10.03 | Rule 8 Disclosure - WM Morrison |
| 08.10.03 | Rule 8 Disclosure - Aberdeen Asset Management |
| 08.10.03 | Rule 8 Disclosure - Safeway plc |
| 08.10.03 | Rule 8 Disclosure - Safeway plc |
| 08.10.03 | Rule 8 Disclosure - Mcleod Russel Holding |
| 08.10.03 | Rule 8 Disclosure - WM Morrison |
| 08.10.03 | Rule 8 Disclosure - WM Morrison |
| 08.10.03 | Director Shareholding - HBOS plc Employee Trust Limited |
| 09.10.03 | Rule 8 Disclosure - Safeway plc |



11/17

| | |
|---|---|
| 09.10.03 | Rule 8 Disclosure - WM Morrison |
| 09.10.03 | Holdings in Company - Numerica Group PLC |
| 10.10.03 | Rule 8 Disclosure - Safeway plc |
| 10.10.03 | Pricing Supplement - JPY 50,000,000,000 |
| 13.10.03 | Rule 8 Disclosure - WM Morrison |
| 13.10.03 | Rule 8 Disclosure - WM Morrison |
| 14.10.03 | Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme |
| 14.10.03 | Rule 8 Disclosure - Fusion Oil & Gas |
| 14.10.03 | Rule 8 Disclosure - WM Morrison |
| 14.10.03 | Rule 8 Disclosure - WM Morrison |
| 14.10.03 | Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme |
| 15.10.03 | Rule 8 Disclosure - WM Morrison |
| 15.10.03 | Rule 8 Disclosure - Debenhams plc |
| 16.10.03 | Rule 8 Disclosure - Aberdeen Asset Management |
| 16.10.03 | Rule 8 Disclosure - WM Morrison |
| 16.10.03 | Additional Listing - 3,968,171 |
| 16.10.03 | HBOS has material & non material interest in Helphire Group |
| 17.10.03 | Rule 8 Disclosure - Aberdeen Asset Management |
| 17.10.03 | HBOS Pricing Supplement |
| 20.10.03 | Rule 8 Disclosure - WM Morrison |
| 20.10.03 | Director Shareholding - HBOS plc Share Dividend Plan. |
| 21.10.03 | Rule 8 Disclosure - WM Morrison |
| 22.10.03 | Rule 8 Disclosure - WM Morrison |
| 23.10.03 | Cybit Holdings announced three-year partnership with Lex Vehicle |
| 23.10.03 | Rule 8 Disclosure - Aberdeen Asset Mgt |
| 23.10.03 | Rule 8 Disclosure - Safeway plc |
| 23.10.03 | Rule 8 Disclosure - Safeway plc |
| 23.10.03 | Rule 8 Disclosure - WM Morrison |
| 23.10.03 | Rule 8 Disclosure - WM Morrison |
| 23.10.03 | Rule 8 Disclosure - Debenhams plc |
| 24.10.03 | Rule 8 Disclosure – Safeway plc |
| 24.10.03 | Rule 8 Disclosure – Safeway plc |
| 24.10.03 | Rule 8 Disclosure – WM Morrison |
| 27.10.03 | Listing Particulars – US$1,000,000,000 |
| 27.10.03 | Listing Particulars – US$750,000,000,000 |
| 27.10.03 | Rule 8 Disclosure – Safeway plc |
| 27.10.03 | Rule 8 Disclosure – WM Morrison |
| 27.10.03 | Rule 8 Disclosure – WM Morrison |
| 28.10.03 | Rule 8 Disclosure – Safeway plc |
| 29.10.03 | Director Shareholding – Bank of Scotland Profit Sharing Stock Ownership Scheme |
| 29.10.03 | Rule 8 Disclosure - WM Morrison |
| 30.10.03 | Rule 8 Disclosure – Safeway plc |
| 30.10.03 | Rule 8 Disclosure – McLeod Russel Holdings |
| 30.10.03 | Rule 8 Disclosure – Rule 8 Disclosure – ROK Prop Solutions |
| 30.10.03 | Rule 8 Disclousre – WM Morrison-Amendment |
| 30.10.03 | Rule 8 Disclosure – WM Morrison |
| 31.10.03 | Rule 8 Disclosure – ROK Property |

## Documents lodged at Companies House:

| | |
|---|---|
| 5 Form 88(2)'s – Return of Allotment of | 4,136,027 Shares registered on 01.10.03 |
| 4 Form 88(2)'s – Return of Allotment of | 48,014 Shares registered on 03.10.03 |
| 1 Form 88(2)'s – Return of Allotment of | 317,905 Shares registered on 06.10.03 |
| 1 Form 88(2)'s – Return of Allotment of | 12,910 Shares registered on 07.10.03 |
| 3 Form 88(2)'s – Return of Allotment of | 228,305 Shares registered on 08.10.03 |
| 4 Form 88(2)'s – Return of Allotment of | 93,663 Shares registered on 10.10.03 |
| 5 Form 88(2)'s – Return of Allotment of | 41,805 Shares registered on 15.10.03 |
| 1 Form 88(2)'s – Return of Allotment of | 204,808 Shares registered on 16.10.03 |

| | |
|---|---|
| 2 Form 88(2)'s – Return of Allotment of | 3,974,171 Shares registered on 17.10.03 |
| 1 Form 88(2)'s – Return of Allotment of | 1,004 Shares registered on 21.10.03 |
| 5 Form 88(2)'s – Return of Allotment of | 197,387 Shares registered on 22.10.03 |
| 2 Form 88(2)'s – Return of Allotment of | 19,687 Shares registered on 23.10.03 |
| 1 Form 88(2)'s – Return of Allotment of | 7,000 Shares registered on 27.10.03 |
| 5 Form 88(2)'s – Return of Allotment of | 104,823 Shares registered on 29.10.03 |
| 1 Form 88(2)'s – Return of Allotment of | 424 Shares registered on 30.10.03 |

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - WM Morrison |
| Released | 11:13 1 Oct 2003 |
| Number | 4021Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...01/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/09/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 3,350 | £2.15 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,755,698............................................ ( 1.128 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ..........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...HBOS plc and its subsidiaries..............................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ................................................................................................

.............................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ...........................................................

(Also print name of signatory) ......Kenny Melville...............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Safeway plc |
| Released | 11:15 1 Oct 2003 |
| Number | 4023Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...01/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...30/09/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 741,887 | £2.80 |
| | 2,352 | £2.88 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........19,542,286............................................ ( 1.848 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ............................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...........HBOS plc and its subsidiaries.............................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...............................................

If category (8), explain .....................................................................................................

.....................................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Debenhams plc |
| Released | 11:57 2 Oct 2003 |
| Number | 4566Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...02/10/2003.....

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......01/10/2003.........

Dealing in ......Debenhams...plc................................................(name of company)

(1) Class of securities (eg ordinary shares) .......Ord 10p...............................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 35,000 | | £4.711 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......................................5,266,973..................... (1.454%)

(4) Party making disclosure ...HBOS plc..........................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) .................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...................HBOS plc and its subsidiaries

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...........................................

If category (8), explain ..............................................................................................

..............................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ...........................................................

(Also print name of signatory) ...........Kenny Melville..................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Safeway plc |
| Released | 11:58 2 Oct 2003 |
| Number | 4570Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...02/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...01/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p..................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 10,674 | £2.813 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........19,531,612............................................ ( 1.847 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) .............................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...........HBOS plc and its subsidiaries.............................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...............................................

If category (8), explain ..........................................................................................................

..........................................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available; handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | Halifax PLC |
| **TIDM** | 59NB |
| **Headline** | House Price Index September |
| **Released** | 07:30 3 Oct 2003 |
| **Number** | 4839Q |

# Halifax House Price Index

## National Index September

**All Houses, All Buyers Index (1983=100)**

Index (seasonally adjusted) **440.0** Monthly Change **1.5%** Annual Change **18.6%**

Standardised Average Price (seasonally adjusted) **£135,958**

**Key Points**

- House prices increased by 1.5% in September, underlining the strength of the market.
- 2003 is definitely the 'Year of the North'. On an annual basis, house price gains in the North (38%), Yorkshire and the Humber ( and Wales (32%) have significantly outstripped those recorded in the south of England. In the south, house price gains over the year have been: Greater London (9%), the South West (12%), the South East (12%) and East Anglia (16%).
- Prices in Greater London increased by 2.1% in the third quarter, more than reversing the 0.7% fall in the second quarter. Despi rise, annual house price inflation in Greater London continues to slow, falling to 8.6% from 11.5% in the second quarter. The ca remains at the bottom of the regional annual house price growth table with annual house price inflation below 10% for the first ti since Quarter 1, 2001.
- North of the border in Scotland, strong price rises over the last six months have caused the annual rate of house price inflation t than double in the last year, from 7% in 2002 Quarter 3 to 20%.
- The annual rate of house price inflation is likely to fall from its current rate of 18.6% over the next two months, as prices will prol rise more slowly than last autumn when record monthly increases were registered.

**Commenting on the figures Martin Ellis, Chief Economist, said:**

"House prices increased by 1.5% in September, slightly ahead of the rises recorded in both July and August.

The latest Bank of England figures on the number of mortgage loans approved for house purchase, a reliable

housing market indicator, demonstrate that there has been a pick-up in activity in recent months. The number of approvals averaged a seasonally adjusted 114,000 per month in the three months to August, 19% higher than in the preceding three months. The House Builders' Federation has also reported a sharp rise in interest in new homes in the last few months. These findings underline the ongoing strength of the housing market.

In contrast to the second quarter of the year when there were modest falls in London and the South East, house prices increased in all the regions of mainland Britain during the third quarter. Price rises in southern England, however, were modest by comparison to northern Britain with the biggest price gains achieved in Yorkshire and the Humber, Scotland and the North West.

The latest figures confirm that 2003 is the 'year of the north' with a clear north/south divide in house price performance over the past year. Prices have increased most in the North region where prices have gone up by over one-third since this time last year. North of the border, strong price rises over the last six months have caused the annual rate of house price inflation in Scotland to more than double in the last year to 20%. London has seen the smallest rise with an annual increase of 9%.

There has been a narrowing in the gap between prices in the north and south during the past 12 months, although there remains a substantial differential. The average price in London is now £129,100 higher than in the North region, over £8,000 lower than the gap of £137,300 in the third quarter of 2002.

A combination of low interest rates and high employment levels continues to support housing demand. The relatively low level of prices in relation to average earnings across northern Britain has, however, given prices an extra boost in this part of the country. Labour market trends have also been favourable in the north over the past year, reinforcing the impact of more affordable housing.

The rapid rise in prices in the north means that prices are not as low in relation to earnings as a year ago. This is expected to act as an increasing brake on the housing market in regions outside the south and Midlands over the next 12 months, causing a slowdown in house price inflation in these areas and a more even pattern in house price growth across the country in 2004."

NOTE: The 18.6% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

*The Halifax House Price Index is compiled with care. Persons seeking to place reliance upon it for commercial purposes do so however at their own risk.*

END

Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Directorate Change |
| **Released** | 12:21 3 Oct 2003 |
| **Number** | 5109Q |

**Senior Appointments at HBOS plc**

The board of HBOS plc has today announced some important senior appointments.

Colin Matthew moves from Chief Executive Business Banking to take up the newly created role of Chief Executive, Strategy and International Operations, and will direct the development of the Group's operations in Australia and Ireland.

HBOS is well on track to double its market share of the UK business banking market from 3% to 6% by the end of 2004. The Group now aims to accelerate this rate of growth by more closely aligning its organisational structure with its SME customers. The Direct Business Bank, serving the needs of smaller businesses, will therefore become part of the Retail Banking division, led by Andy Hornby. At the same time George Mitchell, Chief Executive Corporate Banking, will assume responsibility for the larger SMEs alongside his existing corporate banking role.

After 27 years' service with Bank of Scotland and HBOS, Gordon McQueen, the Chief Executive of HBOS Treasury Services, has announced his intention to retire at the end of the year. Previously, Gordon held a number of senior posts within Bank of Scotland, including Head of International Division, Head of Treasury, Head of UK Banking (England) and Group Treasury and Finance Director. He will be succeeded by Lindsay Mackay, currently Head of Treasury.

"Gordon's knowledge of the financial markets is unrivalled," says James Crosby. "He made a formidable contribution to Bank of Scotland's success before masterminding the creation of HBOS Treasury Services. We wish him well in his retirement."

**Ends**

Contacts:

**Investors**

Charles Wycks - 0131 243 5509 or 07747 790456

**Press**

Shane O'Riordain – 0207 905 9632 or 07770 544585

END

Company website

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 12:36 3 Oct 2003 |
| Number | 5135Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...03/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...01/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1,500 | | £2.167 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,832,198............................................ ( 1.133 %)

(4) Party making disclosure ...HBOS plc..........................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ..........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...HBOS plc and its subsidiaries..........................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...............................................

If category (8), explain ...................................................................................................

.................................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..............................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - WM Morrison |
| Released | 12:39 3 Oct 2003 |
| Number | 5136Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...03/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...02/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 75,000 | | £2.174 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,832,198............................................ ( 1.133 %)

(4) Party making disclosure ...HBOS plc..............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ..........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...HBOS plc and its subsidiaries...........................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ................................................

If category (8), explain ..........................................................................................

..............................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Company website

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Safeway plc |
| Released | 12:41 3 Oct 2003 |
| Number | 5138Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...03/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...02/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p..........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1,000 | | £2.859 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........19,532,612............................................. ( 1.847 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) .............................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...........HBOS plc and its subsidiaries.............................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ...................................................................................................

...........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562.............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Aberdeen Asset Mgmt |
| **Released** | 14:10 3 Oct 2003 |
| **Number** | 5180Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...03/10/2003..

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...02/10/2003..

Dealing in .........Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p..................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £0.655 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......2,466,477.................. ( 1.394%)

(4) Party making disclosure ......HBOS plc..............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc...........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.......................................................................................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ................................................

If category (8), explain ...........................................................................................

.......................................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ...............................................................

(Also print name of signatory) ......Kenny Melville...............................................

Telephone and extension number ......0131 243 5562.............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Director Shareholding |
| **Released** | 16:15 3 Oct 2003 |
| **Number** | 5335Q |

1) Name of company:

HBOS plc

2) Name of Director:

(a) James Crosby

(b) Mike Ellis

(c) Sir Ronald Garrick

(d) Andy Hornby

3) Is holding in own name/wife's name or non-beneficial:

(a) own name

(b) (i) own name (ii) spouse

(c) spouse

(d) own name

4) Name of registered holder:

Halifax Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) Director

(b) (i) Director (ii) spouse

(c) spouse

(d) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

PEP/ISA re-investments

7) Number of shares/amount of stock acquired:

(a) 11

(b) (i) 16 (ii) 34

(c) 44

(d) 17

8) Percentage of issued class: (a) to (d) de minimis

9) Number of shares/amount of stock disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share:

(a) to (d) 802.2p

13) Date of transaction:

(a) to (d) 30.07.03

14) Date company informed: 3rd October 2003

15) Total holding following this notification:

(a) 184,273

(b) 166,888

(c) 17,281

(d) 174,749

16) Total percentage holding of issued class following this notification:

(a) de minimis

(b) de minimis

(c) de minimis

(d) de minimis

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 12:00 6 Oct 2003 |
| **Number** | 5605Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...06/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...02/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc..................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 1,200 | £2.178 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,830,998............................................ ( 1.133 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ..........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries........................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ............................................

If category (8), explain ...........................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate oj any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Safeway plc |
| Released | 12:03 6 Oct 2003 |
| Number | 5608Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...06/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...03/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.931 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........19,532,613............................................. ( 1.847 %)

(4) Party making disclosure ...HBOS plc.............................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries........................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................................................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..................................................

If category (8), explain ..........................................................................................................

..........................................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville...............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Aberdeen Asset Mgmt |
| Released | 12:04 6 Oct 2003 |
| Number | 5612Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...06/10/2003..

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...03/10/2003..

Dealing in .........Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £0.651 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......2,466,478................. ( 1.394%)

(4) Party making disclosure ......HBOS plc...............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries..........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..........................................................................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..........................................

If category (8), explain .........................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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## Full Text Announcement



| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Director Shareholding |
| Released | 16:18 6 Oct 2003 |
| Number | 5820Q |

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 47

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 716.7p

13) Date of transaction: 6 October 2003

14) Date company informed: 6 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,518,370 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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| | |
|---|---|
| **Company** | Vernalis PLC |
| **TIDM** | BBG |
| **Headline** | Holding(s) in Company |
| **Released** | 17:28 7 Oct 2003 |
| **Number** | 6388Q |

RNS Number:6388Q
Vernalis PLC
07 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Vernalis plc

2. Name of shareholder having a major interest

HBOS plc and subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| | |
|---|---|
| HSBC Global Custody Nominees (UK) Ltd a/c 823496 | 3,532,271 |
| HSBC Global Custody Nominees (UK) Ltd a/c 823575 | 1,825,038 |
| HSBC Global Custody Nominees (UK) Ltd a/c 823721 | 148,547 |
| HSBC Global Custody Nominees (UK) Ltd a/c 823587 | 1,178,523 |
| HSBC Global Custody Nominees (UK) Ltd a/c 823733 | 115,873 |
| HSDL Nominees Ltd | 22 |

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed

11. Date company informed

Notification received 7 October, 2003

12. Total holding following this notification

6,800,274 shares

13. Total percentage holding of issued class following this notification

5.008 per cent (based on current issued share capital of 135,784,793 shares)

14. Any additional information

15. Name of contact and telephone number for queries

Tony Weir, 01865 781166

16. Name and signature of authorised company official responsible for making this notification

Tony Weir, Chief Fiancial Officer, 01865 781166

Date of notification

7 October, 2003



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Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Director Shareholding |
| **Released** | 14:32 7 Oct 2003 |
| **Number** | 6246Q |

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 255

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 719.6p

13) Date of transaction: 7 October 2003

14) Date company informed: 7 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,518,115 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison plc |
| Released | 11:53 7 Oct 2003 |
| Number | 6119Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...07/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...06/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.220 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,830,999........................................... ( 1.133 %)

(4) Party making disclosure ...HBOS plc...............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries.......................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...............................................

If category (8), explain ...............................................................................................

.............................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ............................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Aberdeen Asset Mgmt |
| **Released** | 11:19 8 Oct 2003 |
| **Number** | 6571Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003..

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003..

Dealing in .........Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £0.756 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......2,466,479.................. ( 1.394%)

(4) Party making disclosure ......HBOS plc...............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..........................................................................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ............................................

If category (8), explain ...........................................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Safeway PLC |
| Released | 11:23 8 Oct 2003 |
| Number | 6576Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...06/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 470,200 | £2.98 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........19,062,414............................................ ( 1.802 %)

(4) Party making disclosure ...HBOS plc..................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..........................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain .........................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above .......................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562..........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Safeway plc |
| Released | 11:26 8 Oct 2003 |
| Number | 6582Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.9619 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........19,062,414............................................. ( 1.802 %)

(4) Party making disclosure ...HBOS plc.....................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.............................................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..................................................

If category (8), explain ..........................................................................................................

..........................................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above .........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Mcleod Russel Hldgs |
| Released | 11:29 8 Oct 2003 |
| Number | 6585Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003.......

Dealing in ...MCLEOD RUSSEL HOLDINGS plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £0.215 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........4,704,302.............................................. ( 8.625 %)

(4) Party making disclosure ...HBOS plc...................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.........................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) ................................................

If category (8), explain .........................................................................................................

.........................................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..........................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 11:30 8 Oct 2003 |
| Number | 6590Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 800 | £2.27 |
| 1 | | £2.27 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,828,100........................................... ( 1.133 %)

(4) Party making disclosure ...HBOS plc.............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries.........................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...............................................

If category (8), explain ...........................................................................................

.........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 11:32 8 Oct 2003 |
| Number | 6592Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...08/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...03/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc..................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 2,100 | £2.23 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,828,100............................................ ( 1.133 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ..............................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries........................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..........................................................................................

..................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..........................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control cont*

Full Text Announcement



| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Director Shareholding |
| Released | 16:15 8 Oct 2003 |
| Number | 6840Q |

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each
pursuant to paragraph 16.13 of the Listing Rules.

HBOS plc Employee Trust Limited (the 'Trustee')

The Company received notification on 7 October 2003 that 26 shares have been released from the Halifax and HBOS plc Annual Bonus Plans (the 'Plans') by HBOS plc Employee Trust Limited (the 'Trustee'). These shares have been transferred under the terms of the Rules of the Plans to the beneficiaries of members of staff who have died.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 8,406,620 shares still held by the Trustee.

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Safeway plc |
| Released | 11:56 9 Oct 2003 |
| Number | 7194Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...09/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...07/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 940,600 | £2.95 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........18,121,814............................................ ( 1.713 %)

(4) Party making disclosure ...HBOS plc....................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..........................................................................................

......................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville...............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison plc |
| Released | 12:05 9 Oct 2003 |
| Number | 7204Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...09/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...08/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc..................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 1,570 | £2.248 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,824,897............................................ ( 1.133 %)

(4) Party making disclosure ...HBOS plc.............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ............................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries.................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..............................................................................

..........................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..........................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| Company | Numerica Group PLC |
| TIDM | NUG |
| Headline | Holding(s) in Company |
| Released | 17:09 9 Oct 2003 |
| Number | 7508Q |

numerica

RNS Number:7508Q
Numerica Group PLC
09 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

   Numerica Group plc

2. Name of shareholder having a major interest

   HBOS plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

   As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   702,778 - HSBC Global Custody Nominees (UK) Ltd a/c 823496
   4,400,000 - Chase Nominees Ltd

5. Number of shares/amount of stock acquired

   Not disclosed

6. Percentage of issued class

   N/A

7. Number of shares/amount of stock disposed

   N/A

8. Percentage of issued class

   N/A

9. Class of security

   Ordinary 10p Shares

10. Date of transaction

Not disclosed

11. Date company informed

    8 October 2003

12. Total holding following this notification

    5,102,778 shares

13. Total percentage holding of issued class following this notification

    9.79%

14. Any additional information

15. Name of contact and telephone number for queries

    James Deeley 020 7467 4000

16. Name and signature of authorised company official responsible for making this notification.

    James Deeley, Corporate Services Director

Date of notification: 9th October 2003



END

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Safeway plc |
| **Released** | 12:03 10 Oct 2003 |
| **Number** | 7700Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...10/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...09/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p..................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.937 |
| 120,000 | | £2.900 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........18,241,815............................................ ( 1.725 %)

(4) Party making disclosure ...HBOS plc................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..............HBOS plc and its subsidiaries..........................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..........................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..........................................

Telephone and extension number ......0131 243 5562..........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Doc re. Pricing Supplement |
| **Released** | 16:09 10 Oct 2003 |
| **Number** | 7929Q |

# Pricing Supplement

| | |
|---|---|
| Issuer: | HBOS Plc |
| Series Number | 1 |
| Description: | JPY 50,000,000,000 |
| Currency/ Principal Amount: | Japanese Yen |
| Issue Price: | 99.86 per cent |
| Specified Denomination | JPY 1,000,000, JPY 10,000,000 and JPY 100,000,000 |
| Issue Date: | 2 October 2003 |
| Maturity Date: | 2 October 2008 |
| ISIN: | XS0177154969 |

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 11:30 13 Oct 2003 |
| Number | 8176Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...13/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...09/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 1,000 | £2.233 |
| | 4,275 | £2.228 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,816,445.......................................... ( 1.132 %)

(4) Party making disclosure ...HBOS plc..............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ..........................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries..................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..........................................

If category (8), explain ..................................................................................

...........................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 11:34 13 Oct 2003 |
| Number | 8183Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...13/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...10/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 433 | £2.223 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,816,445........................................... ( 1.132 %)

(4) Party making disclosure ...HBOS plc...............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...........................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries....................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...........................................

If category (8), explain ....................................................................................

.........................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562..............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Full Text Announcement



| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Director Shareholding |
| Released | 11:41 14 Oct 2003 |
| Number | 8708Q |

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 65

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 742.1p

13) Date of transaction: 13 October 2003

14) Date company informed: 13 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,518,050 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Full Text Announcement



| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Fusion Oil & Gas |
| Released | 11:44 14 Oct 2003 |
| Number | 8710Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...14/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...13/10/2003.......

Dealing in ...FUSION OIL & GAS plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 1p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £0.383 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........8,617,512............................................. ( 8.775 %)

(4) Party making disclosure ...HBOS plc...............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ...................................................................................

.......................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562.............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 11:45 14 Oct 2003 |
| **Number** | 8715Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...14/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...10/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 1,960 | £2.220 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,812,968............................................ ( 1.132 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ..............................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries.....................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)...............................................

If category (8), explain ...........................................................................................

.............................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 11:46 14 Oct 2003 |
| Number | 8718Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...14/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...13/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc..................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 1,517 | £2.231 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,812,968............................................ ( 1.132 %)

(4) Party making disclosure ...HBOS plc...............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ............................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................HBOS plc and its subsidiaries...................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain .......................................................................................

..........................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..........................................

Telephone and extension number ......0131 243 5562.........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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## Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Director Shareholding |
| **Released** | 16:00 14 Oct 2003 |
| **Number** | 8819Q |

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 389

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 744.2p

13) Date of transaction: 14 October 2003

14) Date company informed: 14 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,517,661 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 11:28 15 Oct 2003 |
| Number | 9241Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...15/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...14/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.246 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,812,969............................................. ( 1.132 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... ..........................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................. HBOS plc and its subsidiaries ...................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...............................................

If category (8), explain ..........................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above .........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562.............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Debenhams plc |
| Released | 11:31 15 Oct 2003 |
| Number | 9246Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...15/10/2003.....

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......14/10/2003.........

Dealing in ......Debenhams...plc..........................................(name of company)

(1) Class of securities (eg ordinary shares) .......Ord 10p...............................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £4.72 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .....................................5,266,974..................... (1.439%)

(4) Party making disclosure ...HBOS plc..........................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) .................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

....................HBOS plc and its subsidiaries

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..........................................................................................

...........................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ....................................................

(Also print name of signatory) ...........Kenny Melville.................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Aberdeen Asset Mgmt |
| **Released** | 11:36 16 Oct 2003 |
| **Number** | 9733Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...16/10/2003..

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...15/10/2003..

Dealing in .........Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £0.889 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......2,466,480.................. ( 1.394%)

(4) Party making disclosure ......HBOS plc..............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... HBOS plc and its subsidiaries ........................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..........................................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...........................................

If category (8), explain .......................................................................................

..............................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Full Text Announcement



| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 11:37 16 Oct 2003 |
| Number | 9734Q |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…16/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …15/10/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p…………………………………………………...

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.206 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,812,143……………………………………… ( 1.132 %)

(4) Party making disclosure ...HBOS plc…..……………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … ……… HBOS plc and its subsidiaries …………..

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

…………… ………………………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………….

If category (8), explain ………………………………………………………………………………

…………………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ............................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Additional Listing |
| **Released** | 12:42 16 Oct 2003 |
| **Number** | 9820Q |

HBOS plc.

3,968,171 Ordinary shares of 25p each have been issued in respect of the Share Dividend Alternative for the interim dividend for the year ending 31 December 2003. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings in the new shares are expected to commence on 17 October 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

END.

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| | |
|---|---|
| Company | Helphire Group PLC |
| TIDM | HHR |
| Headline | Holding(s) in Company |
| Released | 15:51 16 Oct 2003 |
| Number | 9952Q |

# *Helphire Group Plc (" The Company")*

*The Company has today been advised pursuant to Section 198 of the Companies Act that HBOS plc and it's subsidiaries have a materiel & non-material interest in*

*13,843,192 Ordinary shares which represents 11.945% of the Companies issued share capital.*

15 October 2003

END

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Aberdeen Asset Mgmnt |
| **Released** | 11:26 17 Oct 2003 |
| **Number** | 0228R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...17/10/2003..

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...16/10/2003..

Dealing in .........Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 250,000 | £0.89 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ......2,216,480................. ( 1.253%)

(4) Party making disclosure ......HBOS plc...........................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... ........................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

........................ HBOS plc and its subsidiaries ............................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..........................................

If category (8), explain ..........................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Doc re. Pricing Supplement |
| **Released** | 13:26 17 Oct 2003 |
| **Number** | 0338R |

# Pricing Supplement

| | |
|---|---|
| Issuer: | HBOS PLC |
| Series Number | |
| Description: | EUR 750,000,000 |
| Currency/ Principal Amount: | Euro ("EUR") |
| Issue Price: | 99.496 per cent |
| Specified Denomination | EUR 1000, EUR10,000 and EUR 100,000 |
| Issue Date: | 14 October 2003 |
| Maturity Date: | |
| ISIN: | XS0177955381 |

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 11:42 20 Oct 2003 |
| **Number** | 0795R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…20/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …16/10/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc…………………………….(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p……………………………………………..

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 10,000 | £2.193 |
| | 6,500 | £2.215 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,790,843……………………………………… ( 1.130 %)

(4) Party making disclosure ...HBOS plc………………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … ……… …………..

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

………………… HBOS plc and its subsidiaries ……………………………………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ………………………………………..

If category (8), explain ……………………………………………………………………………………

……………………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Director Shareholding |
| **Released** | 15:48 20 Oct 2003 |
| **Number** | 0970R |

1) Name of Company:

HBOS plc

2) Name of Director:

(i) Michael Henry Ellis
(ii) George Edward Mitchell
(iii) Sir Robert Paul Reid
(iv) Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

(i)(a) own name (b) spouse
(ii)own name
(iii) own name
(iv) spouse

4) Name of registered holder:

(i)(a) Michael Henry Ellis (b) Mrs Jeanette Ellis
(ii) George Edward Mitchell
(iii) Sir Robert Paul Reid
(iv) Lady Charlotte Stevenson

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(i)(a) Director and (b) spouse
(ii) Director
(iii) Director
(iv) spouse

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Shares allotted under elections to participate in the HBOS plc Share Dividend Plan.

7) Number of shares acquired:

(i)(a) 1,893 (b) 23
(ii) 195
(iii) 404
(iv) 541

8) Percentage of issued class: de minimis

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 740.7p

13) Date of transaction: 17 October 2003

14) Date company informed: 17 October 2003

15) Total holding following this notification:

(i) 168,804
(ii) 72,622
(iii) 29,496
(iv) 166,541

16) Total percentage holding of issued class of such Shares following this notification:

(i), (ii), (iii) and (iv) de minimis

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 11:54 21 Oct 2003 |
| **Number** | 1285R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...21/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...20/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p...................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 1,380 | £2.175 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,789,463............................................ ( 1.130 %)

(4) Party making disclosure ...HBOS plc..............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... ......... ...............

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..................... HBOS plc and its subsidiaries ................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...........................................

If category (8), explain .......................................................................................

.......................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 11:47 22 Oct 2003 |
| Number | 1778R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...22/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...21/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 25,800 | £2.183 |
| | 1 | £2.171 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,751,687............................................ ( 1.128 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... ......... ...............

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..................... HBOS plc and its subsidiaries ...............................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...........................................

If category (8), explain ...............................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| **Company** | CybIT Holdings PLC |
| **TIDM** | CYH |
| **Headline** | Partnership Agreement |
| **Released** | 07:00 23 Oct 2003 |
| **Number** | 2181R |

**23 October 2003**

## CYBIT HOLDINGS PLC ("CYBIT")

## CYBIT ANNOUNCES 3 YEAR PARTNERSHIP AGREEMENT

Cybit Holdings PLC ("Cybit") is pleased to announce a minimum three-year partnership agreement with Lex Vehicle Leasing ("Lex"), a subsidiary of RAC PLC and HBOS PLC, which should deliver annual revenues in excess of £3 million to Cybit.

The success of Cybit's initial partnership with Lex over the past 12 months has exceeded expectations. Under the new three-year agreement, Lex will market Cybit's technology and products to its customer base and new prospects. The new contract reinforces Lex's commitment to integrate Cybit's Fleetstar-Online technology into Lex's "Interactive Fleet Manager" offering.

This move further strengthens Cybit's coverage within the telematics sector. Cybit now has partnership deals with Smart Moves to distribute its Drive-IT solutions and other strategic deals with Norwich Union, Mandata and Signature Industries. In addition, Cybit recently announced a partnership with Vanguard PLC which is expected to be worth in excess of £1.5m in additional revenues.

Richard Horsman, Chief Executive of Cybit Holdings PLC, said:

"This is another significant step forward for Cybit. This deal fortifies the most successful partnership between a telematics and vehicle leasing company to date. Lex's continued endorsement of our products is very satisfying and demonstrates the strength of our products and market leading position within the telematics industry."

Jon Walden, Managing Director, Lex Vehicle Leasing, said:

"Following a review of telematics service providers Lex is delighted to renew its partnership with Cybit. Significant factors included the achievements of the last 12 months, combined with both parties commitment to the development of the strategic alignment. Lex believes that this partnership will continue to offer its customers a real point of differentiation in the vehicle leasing marketplace."

**For more information please contact:**

Bell Pottinger Financial

Jonathon Brill/Charlotte Kirkham Tel: 020 7861 3232

**About Cybit**

Cybit is a leading provider of fleet management and telematics solutions, delivering a full range of Internet-based software and support service to private motorists, vehicle fleet managers and commercial haulage operators. Cybit operates a number of telematics platforms, from end-to-end OEM solutions to its own generic platform, providing satellite tracking of mobile assets via street-level digital maps. This enables Cybit operators to obtain data and deliver services or assistance via wireless networks for safety critical events, accident or breakdown, as well as providing support if a vehicle is stolen, or a driver is late or lost. By facilitating the processing of this information for financial management purposes, Cybit then frees users up to promote best use of existing resources.

For more information about Cybit's technology solutions, please contact Philip Szomszor at IBA Europe on 01780 721433.

**About Lex**

Part of RAC plc, Lex provides a comprehensive range of motoring and vehicle solutions to help businesses improve their efficiency and effectiveness.

Lex is proud to have a motoring services heritage dating back to 1928. Today some 20,000 businesses across the UK, including two thirds of the FT-SE 100 companies, trust us to provide them with motoring and vehicle services.

The Lex businesses are:

- Lex Vehicle Leasing, the UK's leading contract hire provider for company car and van fleets, with 99,000 vehicles under management. Lex Vehicle Leasing is a joint venture with Halifax plc.

- Lex Transfleet, an award-winning provider of commercial vehicle fleet support services, offering expert and impartial advice on fleet management, rental, contract hire, driver management solutions and workshop services. Lex Transfleet is a joint venture with Lombard North Central.

- Lex Komatsu South, providing Komatsu lift trucks on sale or contract hire together with comprehensive engineering support.

- Lex Commercials, the UK's leading commercial vehicle dealer network, selling and maintaining new and used vans and trucks and selling van, truck and trailer parts.

- Lex Auto Logistics, providing purchasing, inventory management, warehousing and distribution of parts to support businesses' logistics requirements.

- Lex Defence, providing a unique range of skills and services to support the fleet requirements of the British Armed Forces.

For more information about Lex's fleet funding and management solutions, please contact Peter Knights in the Lex Vehicle Leasing press office on 0870 112 5741.

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Aberdeen Asset Mgt |
| Released | 13:14 23 Oct 2003 |
| Number | 2382R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure…23/10/2003..

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …22/10/2003..

Dealing in ………Aberdeen Asset Management plc.(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p……………………………………………….

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 250,000 | £0.85 |
| 1 | | £0.86 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ……1,966,481……………… ( 1.111%)

(4) Party making disclosure ……HBOS plc..………………………………………………….

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … ……………………..

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

…………………… HBOS plc and its subsidiaries ………………………..

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………….

If category (8), explain ………………………………………………………………………………

……………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Safeway plc |
| Released | 13:16 23 Oct 2003 |
| Number | 2383R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...22/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p...................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.82 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,866,816............................................ ( 1.689 %)

(4) Party making disclosure ...HBOS plc...................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...............................................

If category (8), explain ..........................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Safeway plc |
| **Released** | 13:18 23 Oct 2003 |
| **Number** | 2385R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...21/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 375,000 | £2.847 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,866,816............................................ ( 1.689 %)

(4) Party making disclosure ...HBOS plc..................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..............................................................................................

.......................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Wm Morrison |
| Released | 13:20 23 Oct 2003 |
| Number | 2390R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure…23/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing …22/10/2003…….

Dealing in …MORRISON (WM) SUPERMARKET plc……………………………(name of company)

(1) Class of securities (eg ordinary shares) …Ord 10p………………………………………………..

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.16 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) ………17,747,468……………………………………… ( 1.128 %)

(4) Party making disclosure ...HBOS plc…...……………………………………………………..

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) … ……… …………..

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

………………… HBOS plc and its subsidiaries ……..……………………….……………………

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ……………………………………….

If category (8), explain …………………………………………………………………………………

…………………………………………………………………………………………………………

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562.............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 13:22 23 Oct 2003 |
| **Number** | 2393R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...21/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 4,220 | £2.185 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,747,468............................................ ( 1.128 %)

(4) Party making disclosure ...HBOS plc.....................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... ......... ..................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..................... HBOS plc and its subsidiaries ...............................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ................................................

If category (8), explain ......................................................................................................

.............................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562..........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| Company | HBOS PLC |
| TIDM | HBOS |
| Headline | Rule 8 - Debenhams plc |
| Released | 13:25 23 Oct 2003 |
| Number | 2395R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...23/10/2003.....

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ......22/10/2003.........

Dealing in ......Debenhams...plc.................................................(name of company)

(1) Class of securities (eg ordinary shares) .......Ord 10p................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £4.66 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .......................................5,266,975..................... (1.439%)

(4) Party making disclosure ...HBOS plc...........................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ..................................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...................HBOS plc and its subsidiaries

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..............................................................................................

..............................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ...........Kenny Melville..................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Safeway plc |
| **Released** | 11:43 24 Oct 2003 |
| **Number** | 2837R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...24/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...22/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 528,893 | £2.822 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........18,039,996............................................ ( 1.706 %)

(4) Party making disclosure ...HBOS plc....................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..................................................

If category (8), explain ....................................................................................................

.............................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Safeway plc |
| **Released** | 11:45 24 Oct 2003 |
| **Number** | 2840R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...24/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...23/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p..........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 2,029,773 | | £2.841 |
| | 1,327,700 | £2.847 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........18,039,996.............................................. ( 1.706 %)

(4) Party making disclosure ...HBOS plc....................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ................................................

If category (8), explain ...........................................................................................

.............................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Company website

Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 11:51 24 Oct 2003 |
| **Number** | 2856R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...24/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...23/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 55 | £2.178 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,747,413............................................ ( 1.128 %)

(4) Party making disclosure ...HBOS plc..............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... ......... ...............

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................... HBOS plc and its subsidiaries ...............................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) .............................................

If category (8), explain ..........................................................................................

...........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Company website

Close

## Full Text Announcement

◂ Back Next ▸ Other Announcements from this Company ▾ Send to a Friend

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Listing Particulars |
| **Released** | 08:50 27 Oct 2003 |
| **Number** | 3225R |

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 27 October 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

| | |
|---|---|
| DETAILS OF ISSUE: | US$1,000,000,000 5.375% Undated Fixed to Floating R |
| ISSUER: | HBOS plc |
| INCORPORATED IN: | Scotland |
| GUARANTORS: | N/A |
| INCORPORATED IN: | N/A |

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

HBOS plc
The Mound
Edinburgh
EH1 1YZ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

Company website

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◂ Back Next ▸

## Full Text Announcement

◂ Back / Next ▸ Other Announcements from this Company ▾ Send to a Friend

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Listing Particulars |
| **Released** | 09:02 27 Oct 2003 |
| **Number** | 3226R |

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 27 October 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

| | |
|---|---|
| DETAILS OF ISSUE: | US$750,000,000,000 6.00% Subordinated Notes due |
| ISSUER: | HBOS plc |
| INCORPORATED IN: | Scotland |
| GUARANTORS: | N/A |
| INCORPORATED IN: | N/A |

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

HBOS plc
The Mound
Edinburgh
EH1 1YZ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

Company website

Close

◂ Back / Next ▸

Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Safeway plc |
| **Released** | 11:49 27 Oct 2003 |
| **Number** | 3337R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...27/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...23/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 2,362,607 | £2.838 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........15,677,389.......................................... ( 1.482 %)

(4) Party making disclosure ...HBOS plc..................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..........................................

If category (8), explain ..............................................................................................

..............................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Company website

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 11:52 27 Oct 2003 |
| **Number** | 3341R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...27/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...23/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 1,500 | £2.18 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,745,913............................................ ( 1.128 %)

(4) Party making disclosure ...HBOS plc.............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... ......... ..............

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..................... HBOS plc and its subsidiaries ..................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..........................................

If category (8), explain ...........................................................................................

...........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 11:53 27 Oct 2003 |
| **Number** | 3343R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...27/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...24/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 260 | | £2.17 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,746,173........................................... ( 1.128 %)

(4) Party making disclosure ...HBOS plc...........................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ... ......... ..............

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................... HBOS plc and its subsidiaries ..................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..........................................

If category (8), explain ..............................................................................................

...............................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Full Text Announcement

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Safeway plc |
| **Released** | 11:49 28 Oct 2003 |
| **Number** | 3827R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...28/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...27/10/2003.......

Dealing in ...SAFEWAY plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p.......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.86 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........15,677,390........................................... ( 1.482 %)

(4) Party making disclosure ...HBOS plc.................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..........................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ............................................................

(Also print name of signatory) ......Kenny Melville...............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 11:12 29 Oct 2003 |
| **Number** | 4311R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...29/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...28/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.20 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,746,174............................................ ( 1.128 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) HBOS plc and its subsidiaries

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..................... ..................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ................................................

If category (8), explain ......................................................................................................

......................................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Director Shareholding |
| **Released** | 14:36 29 Oct 2003 |
| **Number** | 4443R |

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(i) The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

(ii) The shares disposed were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 36 (ii) 1,200

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 682.06p (ii) N/A

13) Date of transaction: (i) 28 October 2003 (ii) 29 October 2003

14) Date company informed: (i) 28 October 2003 (ii) 29 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,516,425 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

## Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Director Shareholding |
| **Released** | 14:36 29 Oct 2003 |
| **Number** | 4443R |

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(i) The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

(ii) The shares disposed were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: (i) 36 (ii) 1,200

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (i) 682.06p (ii) N/A

13) Date of transaction: (i) 28 October 2003 (ii) 29 October 2003

14) Date company informed: (i) 28 October 2003 (ii) 29 October 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

4,516,425 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.12%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Safeway plc |
| **Released** | 11:50 30 Oct 2003 |
| **Number** | 4836R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/10/2003.......

Dealing in ...SAFEWAY plc................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 25p.........................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.88 |
| | 621 | £2.898 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........15,676,770............................................ ( 1.482 %)

(4) Party making disclosure ...HBOS plc...................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

...............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) .................................................

If category (8), explain .......................................................................................

.....................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above .........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - McLeod Russel Hldgs |
| **Released** | 11:54 30 Oct 2003 |
| **Number** | 4841R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/10/2003.......

Dealing in ...MCLEOD RUSSEL HOLDINGS plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £0.216 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........4,704,303............................................ ( 8.625 %)

(4) Party making disclosure ...HBOS plc...............................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries........

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.....................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company YES

Specify which category or categories of associate (1-8 overleaf) ............................................

If category (8), explain ........................................................................................

...................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville.............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Company website

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - ROK Prop Solutions |
| **Released** | 11:55 30 Oct 2003 |
| **Number** | 4843R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/10/2003.......

Dealing in ...ROK PROPERTY SOLUTIONS PLC.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.57 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........635,005............................................ ( 2.459 %)

(4) Party making disclosure ...HBOS plc...................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ...........................................

If category (8), explain ..........................................................................................

..........................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562..........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

Company website

Full Text Announcement



| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison-Amendmnt |
| **Released** | 16:59 30 Oct 2003 |
| **Number** | 5166R |

The following replaces the Rule 8.3 announcement re Wm Morrison Supermarket plc released today at 11.52am under RNS Number 4838R.

The sale of 8,940 shares at £2.173 has been removed - 2,940 of these shares relate to a disposal for nil value (and are therefore non-disclosable), with the remaining 6,000 shares being subject to a further separate announcement.

The full amended text appears below - all other details remain unchanged.

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel.** Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...29/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p......................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| 1 | | £2.20 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,737,235........................................... ( 1.127 %)

(4) Party making disclosure ...HBOS plc.................................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) HBOS plc and its subsidiaries

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................... ....................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..........................................................................................

..........................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562...........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any

company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - Wm Morrison |
| **Released** | 17:00 30 Oct 2003 |
| **Number** | 5171R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...30/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...24/10/2003.......

Dealing in ...MORRISON (WM) SUPERMARKET plc.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 6,000 | £2.173 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........17,737,234........................................... (1.127 %)

(4) Party making disclosure ...HBOS plc...........................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) HBOS plc and its subsidiaries

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

.................... ..................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) .............................................

If category (8), explain ....................................................................................

....................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ..........................................................

(Also print name of signatory) ......Kenny Melville..............................................

Telephone and extension number ......0131 243 5562............................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Rule 8 - ROK PROPERTY |
| **Released** | 11:48 31 Oct 2003 |
| **Number** | 5403R |

**FORM 8.1/8.3**

**Lodge with a RIS or Newstrack and the Takeover Panel**. Use separate form for each class of securities in which dealings have been made.

Date of disclosure...31/10/2003

# DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) AND 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing ...30/10/2003.......

Dealing in ...ROK PROPERTY SOLUTIONS PLC.................................(name of company)

(1) Class of securities (eg ordinary shares) ...Ord 10p.....................................................

| (2) Amount bought | Amount sold | Price per unit |
|---|---|---|
| | 75,000 | £2.550 |

(3) Resultant total of the same class owned or controlled

(and percentage of class) .........560,005............................................ ( 2.168 %)

(4) Party making disclosure ...HBOS plc.................................................

(5) **EITHER** (a) Name of purchaser/vendor (Note 1) ...HBOS plc and its subsidiaries.....................

**OR** (b) If dealing for discretionary client(s), name of fund management organisation

..............................................................................

(6) Reason for disclosure (Note 2)

(a) **associate of** (i) offeror (Note 3) NO

(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf) ..............................................

If category (8), explain ..............................................................................................

..............................................................................................................................

(b) **Rule 8.3** (ie disclosure because of ownership or control of 1% or more of

the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above ........................................................

(Also print name of signatory) ......Kenny Melville...........................................

Telephone and extension number ......0131 243 5562..........................................

---

*Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller.*

*Note 2. Disclosure might be made for more than one reason; if so, state all reasons.*

*Note 3. Specify which offeror if there is more than one.*

*Note 4. When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.*

*Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.*

*Note 6. In the case of an average price bargain, each underlying trade should be disclosed.*

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail:monitoring@disclosure.org.uk

**DEFINITION OF ASSOCIATE**

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to

transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

* References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

*Notes*

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

*References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.*

*# The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.*

END

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coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 01 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 1,514 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 718.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HSDL Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 1,514 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** [signature] **Date** 2/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

| Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query. | |
|---|---|
| | Nicola Moodie, Company Secretarial Assistant |
| | HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| | Tel 0131 243 5486 |
| | DX number DX exchange |

coform

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

---

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 01 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 4,232 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 654.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: HSDL Nominees Limited | Ordinary | 4,232 |
| Address: Trinity Road, Halifax, West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** [signature] **Date** 2/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 01 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 2,599 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 654.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Halifax Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 2,599 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 2/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 01 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 3,673,795 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.88 | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HBOS QUEST Limited A/C HALIFAX | Class of shares allotted: Ordinary | Number allotted: 3,673,795 |
| Address: The Mound<br>Edinburgh | | |
| UK postcode: EH1 1YZ | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** [signature] **Date** 2/10/3

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Nicola Moodie, Company Secretarial Assistant |
| HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| Tel 0131 243 5486 |
| DX number DX exchange |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 01 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 431,991 | 21,896 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £4.10 | £5.7779 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HSDL Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 453,887 |
| Address: Trinity Road, Halifax, West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2/10/3

A ~~director~~ / DEPUTY secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

| | From | To |
|---|---|---|
| Day Month Year | 03 10 2003 | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 1,231 | 238 | 37,898 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 578.79p | 577.79p | 410.0p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 03 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 475 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 537.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Halifax Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 10,196 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: See Schedule Attached | Class of shares allotted: Ordinary | Number allotted: 29,646 |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/10/3

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

**Halifax plc Sharesave Exercise**
**Early Leaver Closure Schedule**

**Shares to Individual** **2nd October 2003**

| | |
|---|---|
| Miss Teresa Marie Exon<br>5 Watchill Close<br>Highridge<br>BRISTOL<br>BS13 8DE | **238** |
| Mr Simon Cadman<br>71 Gayfield Avenue<br>Withymoor Village<br>BRIERLEY HILL<br>West Midlands<br>DY5 2BU | **189** |
| Mr Raymond James Cockburn<br>30 Ridge Close<br>Portishead<br>BRISTOL<br>BS20 8RQ | **2362** |
| Mr Malcolm Edward Green<br>4 Vincent Road<br>SUTTON COLDFIELD<br>West Midlands<br>B75 6AT | **945** |
| Mr Alan John Griffiths<br>7 The Crescent<br>Hipperholme<br>HALIFAX<br>West Yorkshire<br>HX3 8NQ | **945** |
| Mr Peter Martin Hill<br>Flat 20 Gloucester Court<br>Moorfield Road Denham<br>UXBRIDGE<br>Middlesex<br>UB9 5NR | **2362** |
| Miss Julia Ann Johnson<br>16 Farmleigh<br>Rumney<br>CARDIFF<br>CF3 3LE | **472** |

Mrs Therese Mary Anna Lord 1417
22 Melbourne Way
Waddington
LINCOLN
LN5 9XJ

Mr Rajendra Patel 567
55 Maxwell Road
WOLVERHAMPTON
WV2 1DJ

Mr David Leonard Pauling 2362
12 Bridle Way
Alveston
BRISTOL
BS35 3RF

Mr David Richards 1606
19 Teviot Road
Keynsham
BRISTOL
BS31 1QS

Mr Manjit Sarai 2362
10 Almond Grove
WOLVERHAMPTON
WV6 0NF

Mrs Margaret Ellen Smith 1417
Megra
3 Tryon Place
BILSTON
West Midlands
WV14 7NY

Mr Michael Arthur Thomas 2362
12 Rushmoor Lane
Backwell
BRISTOL
BS48 3BN

Mrs Roberta Tozer 2362
12 Landale Road
PETERHEAD
Aberdeenshire
AB42 1QP

Mrs Pamela Jill Trenchard 661
Westlea
54 Clevedon Road
Tickenham
CLEVEDON
Avon BS21 6RB

| | |
|---|---|
| Miss Mary Elizabeth Whitehead<br>79 Denmark Villas<br>HOVE<br>East Sussex<br>BN3 3TH | **2362** |
| **Patricia Williams**<br>**Moel Wnion**<br>**Bryn Llandygai**<br>**BANGOR**<br>**Gwynedd LL57 4LD** | **2293** |
| Miss Juliette Claire Wring<br>4 Scots Pine Avenue<br>Nailsea<br>BRISTOL<br>BS48 1QL | **2362** |
| | **29646** |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

---

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date | 03 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 2,584 | 667 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 562.0p | 597.5p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Halifax Nominees Limited | Ordinary | 1,688 |
| Address: Trinity Road, Halifax, West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: See Schedule Attached | Ordinary | 1,563 |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 6/10/3

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

**HBOS Plc**
**Early Leaver Closure Schedule**

**Shares to Individual** **2nd October 2003**

| | |
|---|---|
| Mrs Joan Connell<br>5 Baberton Way<br>KILWINNING<br>Ayrshire<br>KA13 6QL | **200** |
| Mr Philip James Green<br>Green Oaks Long Lane<br>Haughton<br>TARPORLEY<br>Cheshire<br>CW6 9RN | **425** |
| Mrs Pamela Jill Trenchard<br>Westlea<br>54 Clevedon Road<br>Tickenham<br>CLEVEDON<br>Avon<br>BS21 6RB | **281** |
| Mr Andrew Leaman<br>4 Willow Court Well Lane<br>Mollington<br>CHESTER<br>CH1 6LD | **20** |
| Mr Philip James Green<br>Green Oaks Long Lane<br>Haughton<br>TARPORLEY<br>Cheshire<br>CW6 9RN | **207** |
| Mr Roger Leslie Lawson<br>44 Perry Street<br>Wendover<br>AYLESBURY<br>Bucks<br>HP22 6DJ | **418** |

Mr Andrew Leaman
4 Willow Court Well Lane
Mollington
CHESTER
CH1 6LD

12

1563

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 03 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 3,117 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 410.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name | Class of shares allotted | Number allotted |
| See Schedule attached | Ordinary | 3,117 |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** [signature] **Date** 6/10/3

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

**Halifax plc Sharesave Exercise**
**Maturity Closure Schedule**

| **Shares to Individual** | **2nd October 2003** |
|---|---|
| Mr Andrew Christopher Bentall<br>Flat C 9th Floor Block 2<br>Aquamarine Garden<br>8 Tsing Yan Street<br>TUEN MUN N T<br>HONG KONG | **236** |
| Mr Michael Andrew Callan<br>2 Conway Sac<br>NEWPORT CITY<br>Gwent<br>NP19 8JY | **2362** |
| Miss Veronica Marie Morgan<br>13 Rue du Kiem<br>L 8030 STRASSEN<br>LUXEMBOURG | **236** |
| Mr Lee Sleight<br>16 Um Schlass<br>HESPERANGE<br>L 5880<br>LUXEMBOURG | **283** |
| | **3117** |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010

**Company Number** SC218813

**Company Name in full** HBOS plc

---

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 03 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 1,804 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 537.0p | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HSDL Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 1,804 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/10/3

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 06 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 317,905 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 724.5p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HBOS QUEST Limited A/C Halifax | Class of shares allotted: Ordinary | Number allotted: 317,905 |
| Address: The Mound<br>Edinburgh | | |
| UK postcode: EH1 1YZ | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Nicola Moodie, Company Secretarial Assistant |
| HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| Tel 0131 243 5486 |
| DX number DX exchange |

Blueprint OneWorld

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 07 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 12,910 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 715.5p | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

For companies registered in England and Wales

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: MISS KARINA TRUDY MCTEAGUE | Class of shares allotted: ORDINARY | Number allotted: 12,910 |
| Address: 19 MARCH ROAD EDINBURGH | | |
| UK postcode: EH4 3TA | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/10/3

A ~~director~~ DEPUTY / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

NICOLA ANNA MOODIE
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7079

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 08 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDIANRY | ORDINARY | |
| Number allotted | 5,131 | 8,567 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 688.0p | 654p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HSDL Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 13,698 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Lyocene W Black Date 8/10/03

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 0 8 | 1 0 | 2 0 0 3 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 207,672 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 719.5p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: HBOS QUEST Limited A/C HALIFAX | Ordinary | 207,672 |
| Address: The Mound, Edinburgh | | |
| UK postcode: EH1 1YZ | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/10/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 08 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDIANRY | | |
| Number allotted | 6,935 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 654.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Halifax Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 6,935 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** Lysanne Black DEPUTY **Date** 8/10/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 10 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 3,077 | 7,738 | 190 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 578.79p | 410.0p | 537.0p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Halifax Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 6,939 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: See Schedule Attached | Class of shares allotted: Ordinary | Number allotted: 4,066 |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

**Halifax plc Sharesave Exercise**
**Early Leaver Closure Schedule**

**Shares to Individual** **8th October 2003**

| | |
|---|---|
| Mrs Lynne Arnold<br>10 Rosslyn Avenue<br>Aston<br>SHEFFIELD<br>S26 2DE | **1231** |
| Miss Michaela Jane Denoon<br>6 Meadowlands<br>HORNCHURCH<br>Essex<br>RM11 3JX | **1890** |
| Mrs Jacqueline Ann Knox<br>53 Tilesford Close<br>Shirley<br>SOLIHULL<br>West Midlands<br>B90 4YF | **945** |
| | **4066** |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 10 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 3,211 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 410.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

# Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name | Class of shares allotted | Number allotted |
| See Schedule Attached | Ordinary | 3,211 |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/10/03

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Nicola Moodie, Company Secretarial Assistant |
| HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| Tel 0131 243 5486 |
| DX number DX exchange |

**Halifax plc Sharesave Exercise**
**Maturity Closure Schedule**

| | |
|---|---|
| **Shares to Individual** | **8th October 2003** |
| Mr Patrick Jammertzheim<br>Bellevue 25<br>6301 LA VALKENBURG<br>Netherlands | **708** |
| Mr Trevor Andrew Smith<br>25C Seahorse Lane<br>Beach Village<br>Discovery Bay<br>LANTAU ISLAND<br>Hong Kong | **2362** |
| Miss Rebecca J Summers<br>16 Um Schlass<br>L 5880 HESPERANGE<br>Luxembourg | **141** |
| | **3211** |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 10 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 2,500 | 1,000 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 562.0p | 597.5p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Halifax Nominees Limited | Ordinary | 522 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: See Schedule Attached | Ordinary | 2,978 |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 10/10/3

A ~~director~~ DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

co form

**HBOS Plc**
**Early Leaver Closure Schedule**

| | |
|---|---|
| **Shares to Individual** | **8th October 2003** |
| Mrs Sandra Ann E Beacom<br>54 Crevenish Road Kesh<br>ENNISKILLEN<br>Co Fermanagh<br>BT93 1RF | **92** |
| Mr Kenneth Paul Buckingham<br>5 Howe Road<br>Onchan<br>ISLE OF MAN<br>IM3 2AP | **401** |
| Mr David Bartie Chirnside<br>19 Kingshill Avenue<br>ABERDEEN<br>AB15 5HB | **309** |
| Mr Christopher David Collen<br>39 Burghmuir Court<br>LINLITHGOW<br>West Lothian<br>EH49 7LJ | **261** |
| Mrs Joanne C Downes<br>18 Cornmill Grove Perton<br>WOLVERHAMPTON<br>WV6 7XU | **140** |
| Mrs Jacqueline Ann Knox<br>53 Tilesford Close Shirley<br>SOLIHULL<br>West Midlands<br>B90 4YF | **602** |
| Mr William Robb Watt<br>6 Woodhill Terrace<br>ABERDEEN<br>AB15 5LE | **329** |
| Mrs Sandra Ann E Beacom<br>54 Crevenish Road Kesh<br>ENNISKILLEN<br>Co Fermanagh<br>BT93 1RF | **25** |

| | |
|---|---|
| Mrs Joanne C Downes<br>18 Cornmill Grove Perton<br>WOLVERHAMPTON<br>WV6 7XU | **50** |
| Mr Derek Outlaw<br>3 Hailwood Avenue<br>Governors Hill<br>Douglas<br>ISLE OF MAN<br>IM2 7AD | **334** |
| Miss Carol Emily Pinfold<br>126 Gassiot Road<br>Tooting<br>LONDON<br>SW17 8LE | **251** |
| Mr William Robb Watt<br>6 Woodhill Terrace<br>ABERDEEN<br>AB15 5LE | **41** |
| Mrs Karen Elizabeth Young<br>16 Noel Coward Close<br>BURNHAM ON SEA<br>Somerset<br>TA8 1QE | **75** |
| Mr Christopher David Collen<br>39 Burghmuir Court<br>LINLITHGOW<br>West Lothian<br>EH49 7LJ | **68** |
| | **2978** |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

## Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 10 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 75,947 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 727.5p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HBOS QUEST Limited A/C Halifax | Class of shares allotted: Ordinary | Number allotted: 75,947 |
| Address: The Mound<br>Edinburgh | | |
| UK postcode: EH1 1YZ | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Nicola Moodie, Company Secretarial Assistant |
| HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| Tel 0131 243 5486 |
| DX number DX exchange |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

## Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 15 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 6,288 | 16,430 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 719.5p | 654.0p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HSDL Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 22,718 |
| Address: Trinity Road, Halifax, West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/10/13

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

---

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 15 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 12,049 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 654.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Halifax Nominees Limited | Ordinary | 7,590 |
| Address: Trinity Road, Halifax, West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: Mr Denis O'Connell | Ordinary | 4,459 |
| Address: 50 Reglan Lane, Ballsbridge, Dublin 4, Ireland | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15/10/13

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 15 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 3,249 | 297 | 484 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 410.0p | 577.79p | 537.0p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

# Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
| --- | --- | --- |
| Name: Halifax Nominees Limited | Ordinary | 1,725 |
| Address: Trinity Road, Halifax, West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: See Separate Schedule (A) | Ordinary | 699 |
| Address: | | |
| UK postcode: | | |
| Name: See Separate Schedule (B) | Ordinary | 1,606 |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15\10\03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

A.

**Halifax plc Sharesave Exercise**
**Maturity Closure Schedule**

**Shares to Individual** **15th October 2003**

| | |
|---|---|
| Mr Jose V Garcia Cuenca<br>Cami Pou de la Montana<br>31 Apto 20<br>Urb Las Adelfas<br>03700 Denia (Alicante)<br>SPAIN | **510** |
| Ms Maria G S Villajos<br>Aragon 13,4 C<br>28913 Leganes<br>Madrid<br>SPAIN | **189** |
| | **699** |

B.

**Halifax plc Sharesave Exercise**
**Early Leaver Closure Schedule**

**Shares to Individual** **15th October 2003**

| | |
|---|---|
| Mr Peter George Houghton<br>c/o Mr & Mrs G Houghton<br>2 Springfield Close<br>SHIPSTON ON STOUR<br>Warwickshire<br>CV36 4EZ | **1417** |
| Miss Emma M Turner<br>25 Goodrich Close<br>Muxton<br>TELFORD<br>Shropshire<br>TF2 8SN | **189** |
| | **1606** |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 15 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 2,253 | 444 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 562.0p | 597.5p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

# Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| **Name** Halifax Nominees Limited | **Class of shares allotted** Ordinary | **Number allotted** 434 |
| **Address** Trinity Road<br>Halifax<br>West Yorkshire | | |
| **UK postcode** HX1 2RG | | |
| **Name** See Separate Schedule | **Class of shares allotted** Ordinary | **Number allotted** 2,263 |
| **Address** | | |
| **UK postcode** | | |
| **Name** | **Class of shares allotted** | **Number allotted** |
| **Address** | | |
| **UK postcode** | | |
| **Name** | **Class of shares allotted** | **Number allotted** |
| **Address** | | |
| **UK postcode** | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** [signature] **Date** 15/10/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Nicola Moodie, Company Secretarial Assistant |
| HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| Tel 0131 243 5486 |
| DX number DX exchange |

**HBOS Plc**
**Early Leaver Closure Schedule**

| **Shares to Individual** | **15th October 2003** |
|---|---|
| Miss Deborah Elizabeth Cocklin<br>1 Bingham Road<br>ROCHESTER<br>Kent<br>ME2 4JL | **191** |
| Mr Malcolm Edward Green<br>4 Vincent Road<br>SUTTON COLDFIELD<br>West Midlands<br>B75 6AT | **401** |
| Mrs Claire Louise Knott<br>14 Dover Hedge<br>AYLESBURY<br>Bucks<br>HP21 7AH | **191** |
| Mrs Karen Mary Pike<br>17 Harriet Street<br>PENARTH<br>South Glam<br>GF64 2JY | **92** |
| Mrs Jacqueline Sage<br>16 Ladye Wake<br>Worle<br>WESTON SUPER MARE<br>Avon<br>BS22 7PN | **182** |
| Mr Nadeem Shafi<br>62 Eton Avenue<br>WEMBLEY<br>Middx<br>HA0 3AU | **803** |
| Miss Emma M Turner<br>25 Goodrich Close Muxton<br>TELFORD<br>Shropshire<br>TF2 8SN | **69** |

Mr Steven Graham Plant
10 Grange Park Court
Churwell Morley
LEEDS
LS27 7UU

334

2263

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 15 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 311 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 748.5p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name: John Anthony Lyons | Ordinary | 311 |
| Address: 14 Millhedge Close<br>Cobham<br>Surry | | |
| UK postcode: KT11 3BE | | |
| Name: | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted | Number allotted |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15/10/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Nicola Moodie, Company Secretarial Assistant |
| HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| Tel 0131 243 5486 |
| DX number DX exchange |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 16 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 204,808 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 744.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: HBOS QUEST Limited A/C Halifax<br>Address: The Mound<br>Edinburgh<br>UK postcode: EH1 1YZ | Ordinary | 204,808 |
| Name:<br>Address:<br>UK postcode: | | |
| Name:<br>Address:<br>UK postcode: | | |
| Name:<br>Address:<br>UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16/10/03

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 17 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 6,000 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 735.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Mr James Coyle | Class of shares allotted: Ordinary | Number allotted: 6,000 |
| Address: 14 Grange View<br>Linlithgow<br>West Lothian | | |
| UK postcode: EH49 7HY | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *Lyanne O'Black* Date 17/10/2003

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 17 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 3,968,171 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 740.7p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Halifax Nominees Limited | Ordinary | 611,330 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: See Separate CD | Ordinary | 3,356,841 |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 20/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator~~ / administrative ~~receiver / receiver-manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 21 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 1,004 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 736.0p | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Mr Andrew Patrick Columba McLaughlin | Class of shares allotted: Ordinary | Number allotted: 1,004 |
| Address: 38 Mounthooly Loan<br>Edinburgh | | |
| UK postcode: EH10 7JE | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/10/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 22 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 130,228 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 740.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HBOS Quest Limited A/C HALIFAX | Class of shares allotted: Ordinary | Number allotted: 130,228 |
| Address: The Mound Edinburgh | | |
| UK postcode: EH1 1YZ | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *Lyanne W Black* Date *22/10/03*

A ~~director~~ / *DEPUTY* secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 22 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | P |
| Number allotted | 32,708 | 18,164 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 654.0p | 748.5p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: HSDL Nominees Limited | Ordinary | 50,872 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23/10/3

A director / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

---

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 2 2 | 1 0 | 2 0 0 3 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 5,196 | 1,225 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 410.0p | 578.79p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Halifax Nominees Limited | Ordinary | 2,362 |
| Address: Trinity Road, Halifax, West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: See Separate Schedule | Ordinary | 4,059 |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 23/10/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

**Halifax plc Sharesave Exercise**
**Early Leaver Closure Schedule**

| | | |
|---|---|---|
| | **Shares to Individual** | **22nd October 2003** |
| Mr Philip Calverley<br>19 Brookside<br>Bicton<br>SHREWSBURY<br>SY3 8EP | **2362** | |
| Mrs Sara Amelia Clarke<br>12 Calluna Drive<br>Priorslee<br>TELFORD<br>TF2 9TS | **472** | |
| **Mrs Elaine Johnston-Maude**<br>**Caversham**<br>**Saddleworth Rd Barkisland**<br>**HALIFAX**<br>**West Yorkshire HX4 0AJ** | **1225** | |
| | **4059** | |

**Mrs Elaine Johnston-Maude is the executor of Nigel Johnston-Maude**

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 22 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 1,375 | 591 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 562.0p | 597.5p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Halifax Nominees Limited | Ordinary | 1,204 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: See Separate Schedule | Ordinary | 762 |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 23/10/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Nicola Moodie, Company Secretarial Assistant |
| HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| Tel 0131 243 5486 |
| DX number DX exchange |

coform

**HBOS Plc**
**Early Leaver Closure Schedule**

| | | |
|---|---|---|
| | **Shares to Individual** | **22nd October 2003** |
| Mrs Catherine May I Fraser<br>35 Riversdale Road<br>EDINBURGH<br>EH12 5QY | **76** | |
| Mr Jay L Gorasia<br>138 Station Road<br>Finchley Central<br>LONDON<br>N3 2SG | **200** | |
| Miss Lynn Coward<br>Garlyn<br>Kendal Crescent<br>ALNESS<br>Rossshire<br>IV17 0UQ | **95** | |
| Miss Lynn Coward<br>Garlyn<br>Kendal Crescent<br>ALNESS<br>Rossshire<br>IV17 0UQ | **120** | |
| Mr Jay L Gorasia<br>138 Station Road<br>Finchley Central<br>LONDON<br>N3 2SG | **251** | |
| Mrs Samantha Elizabeth Kay<br>20 Astley Hall Drive<br>Ramsbottom<br>BURY<br>Lancs BL0 9DF | **20** | |
| | **762** | |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 22 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 787 | 7,113 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 740.0p | 654.0p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees

*(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Halifax Nominees Limited | Ordinary | 7,900 |
| Address: Trinity Road, Halifax, West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** [signature] **Date** 23/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.


Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 23 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 1,974 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 654.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Halifax Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 1,974 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 23/10/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 23 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 4,189 | 3,267 | 4,513 |
| Nominal value of each share | 25p | 25p | 25p |
| Amount (if any) paid or due on each share *(including any share premium)* | 218.93p | 428.27p | 459.47p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 23 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 2,999 | 2,745 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 472.53p | 570.0p | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**

# Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: HSDL Nominees Limited<br>Address: Trinity Road, Halifax, West Yorkshire<br>UK postcode: HX1 2RG | Ordinary | 721 |
| Name: See attached schedule<br>Address:<br>UK postcode: | Ordinary | 16,992 |
| Name:<br>Address:<br>UK postcode: | | |
| Name:<br>Address:<br>UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

| acy | | | | | | | | | | | | | | | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| nber | Title | Forenames | Surname | NI no. | Address | | | | 163.6 | 207.864 | 218.93 | 428.27 | 459.47 | 570 | 472.53 | Units |
| 1617 | Mrs | Barbara Dora | Hasson | YE783843 | 28 Shackleton Close | St Athan | | CF62 4JE | 0 | 0 | 199 | 0 | 0 | 306 | 129 | 634 |
| 1961 | Mrs | Jessie Robina | Hamilton | YR922283 | Margate | Gartmore | Stirling | FK8 3SB | 0 | 0 | 199 | 280 | 244 | 171 | 0 | 894 |
| 5283 | Mr | William Robb | Watt | YY471195 | 6 Woodhill Terrace | Aberdeen | | AB15 5LE | 0 | 0 | 0 | 0 | 593 | 436 | 386 | 1415 |
| 5925 | Mr | Alistair Robert | Officer | YT537584 | 17 Drumadoon Drive | Helensburgh | | G84 9SF | 0 | 0 | 0 | 0 | 230 | 0 | 150 | 380 |
| 1885 | Mr | Douglas Ian | Riddell | YP794591 | 47 Vincent Drive | Westminster Park | Chester | CH4 7RQ | 0 | 0 | 1530 | 0 | 469 | 436 | 633 | 3068 |
| 6631 | Mrs | Paula Susan | Forbes | NS031014 | Tomlunquhart Farm | Nairn | | IV12 5NY | 0 | 0 | 0 | 0 | 0 | 82 | 0 | 82 |
| 2779 | Mrs | Lesley | Cameron | NH737644 | 21 Willow Park Otford | Sevenoaks | Kent | TN14 5ND | 0 | 0 | 0 | 0 | 234 | 174 | 0 | 408 |
| 3284 | Mrs | Sheila | Maddison | YW341469 | Aston Villa | 108 Queen Street | Castle Douglas | DG7 1EH | 0 | 0 | 0 | 0 | 0 | 0 | 154 | 154 |
| 3462 | Mr | John Milne | Marshall | YS803528 | 53 Drumduan Park | Forres | | IV36 1GF | 0 | 0 | 0 | 0 | 0 | 0 | 231 | 231 |
| 1504 | Mr | Jayesh Lalji | Gorasia | NR229010 | 138 Station Road | Finchley Central | London | N3 2SG | 0 | 0 | 0 | 0 | 0 | 0 | 386 | 386 |
| 1906 | Mr | David Thomas | Paterson | YY761511 | 3 Janefield Court | Lauder | Berwickshire | TD2 6SW | 0 | 0 | 0 | 0 | 952 | 392 | 108 | 1452 |
| 8276 | Mr | Timothy Rhys | Hughes | WL644845 | 180 Bury Street | Ruislip | Middlesex | HA4 7TJ | 0 | 0 | 931 | 2031 | 724 | 184 | 109 | 3979 |
| 8493 | Mrs | Elaine | Mason | YH286683 | 15 Clochoderick Avenue | Kilbarchan | Renfrewshire | PA10 2AY | 0 | 0 | 765 | 544 | 483 | 0 | 0 | 1792 |
| 0928 | Mrs | Jean Watson | Dun | YR826019 | 5 Kirkmill Road | Balfron | | G63 0TJ | 0 | 0 | 565 | 412 | 584 | 256 | 300 | 2117 |
| | | | | | | | | | **0** | **0** | **4189** | **3267** | **4513** | **2437** | **2586** | **16992** |

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010

**Company Number** SC218813

**Company Name in full** HBOS plc

---

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 27 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordianry | | |
| Number allotted | 7,000 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 693.5p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Thomas William Fraser | Class of shares allotted: Ordinary | Number allotted: 7,000 |
| Address: Lynedale<br>West Linton<br>Peebleshire | | |
| UK postcode: EH46 7HB | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/10/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| Nicola Moodie, Company Secretarial Assistant |
| HBOS plc, The Mound, Edinburgh, EH1 1YZ |
| Tel 0131 243 5486 |
| DX number DX exchange |

coform

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 29 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 5,706 | 1,611 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 654p | 740p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HSDL Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 7,317 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 29 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 84,324 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 689.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: HBOS Quest Limited A/C HALIFAX | Class of shares allotted: Ordinary | Number allotted: 84,324 |
| Address: The Mound<br>Edinburgh | | |
| UK postcode: EH1 1YZ | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** [signature] **Date** 29/10/13

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | To |
|---|---|---|
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | Day 29 Month 10 Year 2003 | Day Month Year |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 246 | 454 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 562.0p | 597.5p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name | Class of shares allotted | Number allotted |
| See Attached Schedule | Ordinary | 700 |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/10/3

A ~~director~~ DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 29 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 3,262 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 654p | | |

*List the names and addresses of the allottees and the number of shares allotted to each overleaf*

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted

*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

# Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Halifax Nominees Limited | Class of shares allotted: Ordinary | Number allotted: 3,262 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/10/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | To |
|---|---|---|
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | Day 29 Month 10 Year 2003 | Day Month Year |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 3,078 | 6,142 | |
| Nominal value of each share | 25p | 25p | |
| Amount (if any) paid or due on each share *(including any share premium)* | 578.79p | 410.0p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Halifax Nominees Limited | Ordinary | 9,220 |
| Address: Trinity Road<br>Halifax<br>West Yorkshire | | |
| UK postcode: HX1 2RG | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |
| Name: | | |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHFP010.

**Company Number** SC218813

**Company Name in full** HBOS plc

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box) | 30 | 10 | 2003 | | | |

| | | | |
|---|---|---|---|
| Class of shares (*ordinary or preference etc*) | Ordinary | | |
| Number allotted | 424 | | |
| Nominal value of each share | 25p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 679.0p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
For companies registered in Scotland **DX 235 Edinburgh**

# Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: Mr Francis Porter | Class of shares allotted: Ordinary | Number allotted: 424 |
| Address: 14 Craigcrook Road Edinburgh | | |
| UK postcode: EH4 3NQ | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |
| Name: | Class of shares allotted: | Number allotted: |
| Address: | | |
| UK postcode: | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

**Signed** [signature] **Date** 31/10/3

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretarial Assistant

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange